May 21, 2012

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ebix, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012

File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company,” or “Ebix,” or “we”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated May 8, 2012 with respect to certain items in the above-captioned Form 10-K. This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1.	In response to comment 2 in your letter dated January 9, 2012, you indicated that you would evaluate whether to separately disclose and quantify Exchange revenue into subscription and transaction fees. Tell us what consideration you gave to providing this information. In this regard, we note from your fourth quarter earnings call on March 13, 2012 that the level of recurring subscription revenue and transaction revenue is one of the important metrics you use to evaluate your business.

Management does believe that the amount of recurring revenue is an important factor in evaluating Ebix’s operating performance. In this regard we believe it is helpful for investors to have an understanding of the relative proportion of the Company’s operating revenues that are derived from subscription-based and transactions-based arrangements. In that regard during the Company’s Earnings Results Investor Conference Call held March13, 2012, Management disclosed that combined subscription-based and transaction-based revenues in 2011 grew to 83% of total revenues vs. 74% in the year 2010, and that subscription revenues in particular grew to 65% in 2011 from 56% in 2010, but did not replicate these specific disclosures in the Management’s Discussion & Analysis (“MD&A”) section of the Company’s 2011 Annual Report on Form 10-K. Starting with the Company’s interim report for the three and six months ending June 30, 2012 on Form 10-Q, and in all of our future interim and annual filings we commit to specifically provide in our MD&A the comparative proportional percentage of revenues that are derived from recurring subscription-based and transaction-based arrangements.

2.	Consistent with our prior comment and your response to comment 4 in your letter dated January 9, 2012, please tell us what consideration you gave to providing quantifiable information regarding the impact on the change in revenue from the acquisition of ADAM. In this regard, we note your disclosure in Note 3 on page 56 of the amount of ADAM’s revenue included in the Company’s revenue for the year ended December 31, 2011.

The Company had intended to replicate portions of the relevant disclosures concerning revenue derived from business acquisitions and related pro forma combined revenues from Notes 3 and 4 to the financial statements, and add this information to our MD&A discussion regarding the results of operations. It was an unintentional oversight that this added MD&A disclosure was missing from Part II Item 7 of the 2011 Form 10-K filing. In both our future interim filings on Form 10-Q and annual filings on Form 10-K will specifically provide in Management’s Discussion & Analysis quantifiable information regarding the impact of business acquisitions on reported and pro forma consolidated operating revenues.

Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 45

3.	Tell us where you have presented the excess tax benefit from stock compensation in your statements of cash flows. Refer to ASC 230-10-45-14.

The Company understands that the net benefit for tax deductions arising from the vesting or exercising of share-based compensation instruments, in excess of recognized compensation costs due to having a higher intrinsic value as of the exercise/vesting date than the GAAP fair value as of the grant date, should be an adjustment to paid-in capital. The Company recognized the tax-only deduction derived from the exercises/vesting by recording a reduction to the ‘Taxes Payable’ account. Furthermore the Company understands and agrees that pursuant to ASC 230-10-45-14(e), “Cash retained as a result of the tax deductibility of increases in the value of equity instruments issued under share-based payment arrangements that are not included in the cost of goods or services that is recognizable for financial reporting purposes” should be included as part of cash flows from financing activities, not operating activities.

Ebix correctly applied the principals discussed above to reduce the Company’s income tax liability by the amount considered “paid-in capital” and did not reduce income tax expense. The Company acknowledges that because the excess benefit in the year 2011, which amounts to approximately $250 thousand, was incorrectly netted with the remainder of deferred income tax expense the benefit of the reduction in taxes payable was reported in the statement of cash flows and included under the “provision for deferred taxes” in cash flows from operating activities rather than from financing activities. We believe, though, that the amount is immaterial (being 0.4% of net operating cash inflows, and 0.5% of net financing cash outflows), and that the “netting” of the benefit of the reduced income tax payable with the other deferred tax provision items does not materially affect our 2011 financial statements. Nevertheless, going forward and in all future reporting periods the Company will report the excess tax benefit from share-based compensation as part of cash flows from financing activities.

Notes to Consolidated Financial Statements

Note 1: Description of Business and Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page 49

4.	We note that you have issued contingent consideration for some of your acquisitions (i.e., accrued earn-out). The contingent consideration should be remeasured to fair value at each reporting date. See ASC 805-30-35-1(b). In this regard, tell us what consideration you gave to providing the disclosures outlined in ASC 820-10-50-1 to 50-2. ASC 820-10-50-2 requires a reconciliation of the beginning and ending balances of any recurring fair value measurements that utilize significant unobservable inputs (i.e., Level 3 inputs).

In each reporting period the Company does in fact remeasure its contingent liabilities which pertain specifically to revenue based earn-out obligations in connection with previously consummated business acquisitions. This remeasurement process and the determination of the fair value of the contingent consideration typically utilizes the following inputs: (i) the structure of the contingent payment arrangement, projected cash flows justifying the economic consideration to be paid, and a rate of return that incorporates the risk associated with the contingent payments, and/or (ii) a probability assessment of achieving the future events and revenue targets giving rise to the contingent payments. Usually a variant of the income approach is applied to estimate the fair value of contingent consideration payments, and a discounted cash flow methodology is used to estimate the fair value of the contingent earn-out obligation. All of the above specified inputs are “Level 3- Unobservable Inputs” because there is no market activity for the contingent liability obligation, and therefore the determination of fair of the contingent liability is dependent upon certain estimates and judgments made by management concerning projected revenues, cash flows, and operating execution risk. Regarding the determination of the fair value of these contingent liabilities, there were no and are no transfers of valuation inputs into or out of the Level 3 hierarchy category. Furthermore, included in Note 3 “Business Combinations” on pages 56 thru 58 is disclosure regarding the impact on earnings resulting from the remeasurement of said contingent liabilities. We acknowledge the detailed descriptive qualitative and quantitative disclosures regarding fair value measurements as required by ASC 820. However, in that the total fair value of the Company’s contingent earn-out liabilities as of December 31, 2011 was $7.6 million or only 8% of our total liabilities, and that the impact on earnings resulting from the remeasurement of said contingent liabilities was $2.8 million or only 4% of our 2011 pre-tax earnings, we considered the added disclosures advocated by ASC 820 not to be material and necessary for the readers of our financial statements to have an adequate understanding or our business and results of operation. Nevertheless though, henceforward and starting with the Company’s interim report for the three and six months ending June 30, 2012 on Form 10-Q we will include all of the fair value related disclosures required by ASC 820 pertaining to contingent liabilities associated with earn-out provisions from business acquisition agreements.

Note 16: Geographic Information, page 70

5.	Consistent with comment 12 in our letter dated December 9, 2011 and comment 6 in our letter dated February 1, 2012, please disclose in future filings the basis for attributing revenues from external customers to the individual countries.

Consistent with the Company’s letter dated February 10, 2012 in response to the Staff’s comment 6 from your comment letter dated February 1, 2012, the revenues from external customers, as disclosed in Note 16 accompanying our 2011 consolidated financial statements, were attributed to an individual country based on whether the particular customer has a direct contract executed in that particular country for the sale of products/services with an Ebix subsidiary located in that country. It was an unintentional oversight that this disclosure was not included in said Note. The Company will, however, ensure that such information is disclosed as appropriate in all future filings.

Exhibit 32.1 and Exhibit 32.2

6.	Revise to include Section 906 certifications from your principal executive officer and principal financial officer for the appropriate period covered by the report.

We will file an amended 10-K for the requested period to include new Exhibits 32.1 and 32.2 with the necessary language for the Section 906 certifications from our principal executive officer and principal financial officer.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,

/s/ Robin Raina

Robin Raina

Chairman of the Board, President and

Chief Executive Officer

cc: Robert F. Kerris